Mail Stop 4561

January 8, 2009

Mr. Michael S. Wasik
Chief Executive Officer
Roomlinx, Inc.
2150 West 6th Avenue, Unit H
Broomfield, CO 80020

      Re: **Roomlinx, Inc.**
              Form 10-KSB for the Year Ended December 31, 2007
              Forms 10-Q for the Quarters Ended March 31, June 30, and
              September 30, 2008
              File No. 0-26213

Dear Mr. Wasik:

      We have read your supplemental response letter dated December 18, 2008 and have the following comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Period Ended December 31, 2007

Note 9. Stockholders' (Deficit), page 43

1. We note your response to our prior comment 6 and reissue the comment. In future filings, please revise the notes to your financial statements to disclose the following items:

    - The total fair value of shares vested during the year,
    - The aggregate intrinsic value of options outstanding,
    - The weighted-average remaining contractual term of options outstanding,
    - The number of options currently exercisable (this should not include options that have not yet vested),

- The aggregate intrinsic value of options currently exercisable,
- The weighted-average remaining contractual term of options currently exercisable,
- The total compensation cost for share-based payment arrangements recognized in income for each year for which an income statement is presented, and
- As of the latest balance sheet date presented, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief